

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2015

Via E-mail
Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
1395 Chattahoochee Avenue
Atlanta, GA 30318

> **Re: Dominovas Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 19, 2015**
> **File No. 333-199826**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed December 31, 2014**
> **File No. 000-51736**

Dear Mr. Allen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in response to prior comment 2, you replaced your business and capital stock risk factors in their entirety with risk factors from your Form 10-Q/A for the quarterly period ended November 30, 2014, which include references to your prior oil and gas operations. Please revise your risk factor disclosure to reflect risks that are specific to your *current* business and operations.

Selling Stockholder, page 10

2.   You have revised the stock ownership table to reflect that Kodiak Capital Group, LLC will be offering 1,100,000 shares of common stock in addition to the 15,000,000 shares

offered pursuant to the Equity Purchase Agreement. However, disclosure elsewhere, including the prospectus cover page, states that the prospectus relates only to the offer and sale of up to 15,000,000 shares of common stock. If true, please revise your tabular disclosure to remove the 1,100,000 shares of common stock from the shares offered and disclose their ownership in the columns reflecting ownership after the offering. In that regard, we note that the 1,100,000 shares of common stock to be issued to Kodiak Capital Group, LLC are convertible at the option of the holder. Please refer to Rule 13d-3 of the Securities Exchange Act of 1934.

Management's Discussion and Analysis, page 28

3.   We note that you have not complied with prior comment six pertaining to the requirements of Item 303 of Regulation S-K. We see that you added some general information about accounting policies, although you do not identify or discuss any implications associated with particular assumptions or uncertainties, and you do not provide any substantive discussion or analysis correlating any particular business events and activities with your results of operations and financial condition. We also see that you added various tabulations, although there are many instances where the amounts depicted therein are inconsistent with the corresponding figures in your financial statements.

Please read the instructions noted in our prior comment, also Sections III, IV, and V of our interpretive guidance on MD&A (SEC Release Nos. 33-8350; 34-48960; FR-72), and revise your filing accordingly. Please ensure that your revised disclosures are responsive to these requirements and that all amounts are accurate and consistent with your financial statements. We reissue prior comment six.

Certain Relationships and Related Transactions, page 35

4.   Please revise your disclosure to include all transactions with related persons. In that regard, we note the disclosure in Note 6 to your audited financial statements for the year ended August 31, 2014 references consulting fees of $23,000 to a relative of a director.

Financial Statements

General

5.   We note that your amendment includes three separate audit opinions. Please amend your filing to include consents for each opinion.

Dominovas Energy Corporation, page F-2

Note 3 - Interest in Pro Eco Energy, page F-5

6.   We understand from your response to prior comments 12 and 14, and our phone conference on March 4, 2015, that you do not possess and are unable to obtain audited financial information of Pro Eco Energy Ltd., due to contentious relations with, and an inability to exercise significant influence over the investee, and that your application of the equity method of accounting for the investment has therefore been contrary to the guidance in FASB ASC 323-10-15-3, noting the indicators and evidence outlined in FASB ASC 323-10-15-6 and 10.

Given the foregoing, if we have properly understood the circumstances you have described, you will need to restate your financial statements for the fiscal year ended August 31, 2014, and the fiscal quarter ended November 30, 2014, and all quarters and cumulative quarters within these periods that are presented for comparative purposes in subsequent filings. You will need to include disclosures to address the error correction, specifying the factors that do not allow you to exercise significant influence over the investee, quantifying the effects for all periods, and restated labeling on the face of all financial statements impacted by the correction. Please submit the revisions that you propose.

7.   We understand from your disclosures on page F-14 that you valued your interest in Pro Eco Energy Ltd. based on the value of shares issued. However, the value appears to be inconsistent with that ascribed in other share-based transactions that occurred in the few weeks just prior to and following this event. Please address this disparity in conjunction with the revised accounting for your investment. Please also consider any indicators of impairment in evaluating the recoverability of your investment, such as offers obtained in your efforts to dispose of the investment, in applying the guidance in FASB ASC 325-20-35.

Form 10-K for the Fiscal Year Ended August 31, 2014

General

8.   Please revise the accounting and disclosure in your annual report and subsequent interim reports as necessary to make changes conforming to the revisions that will be required in your registration statement. You may submit draft amendments to the periodic filings with your response to this comment letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Neal Allen
Dominovas Energy Corporation
March 5, 2015
Page 4

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Frederick C. Bauman